MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

This Management’s Discussion and Analysis ("MD&A") of Asanko Gold Inc. ("Asanko" or the "Company") has been prepared by management as of May 7, 2019 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form ("AIF") is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

1.	Overview of the business

Following the conclusion of the Gold Fields Transaction (see "Gold Fields Transaction") on July 31, 2018, Asanko holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and significant gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa.

Asanko’s vision is to build a mid-tier gold mining company through organic growth, exploration, strategic M&A activities and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American ("NYSE") under the symbol "AKG".

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, nine satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current design capacity of five million tonnes per annum ("Mtpa").

The Company and its JV partners are currently contemplating their options to expand the AGM through various organic growth projects and future exploration potential of the highly prospective Southern Camp tenements. A Definitive Feasibility Study was published in a technical report prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") on June 5, 2017 (and was amended and restated December 20, 2017) (the "12/17 DFS") and was filed on SEDAR, www.sedar.com, and is also available on the Company’s website: www.asanko.com. The 12/17 DFS assesses project economics based on 100% ownership of the AGM.

The first stage of the initial organic growth phase included brownfield modifications and upgrades to the CIL processing plant in order to increase throughput to a nameplate capacity of 5Mtpa. This first stage was completed in 2018 and the AGM’s processing facility has since then been operating at throughput rates often in excess of 5Mtpa. A number of development scenarios are currently being assessed for the long-term development of the Esaase deposit. The JV partners (see "Gold Fields Transaction") are currently considering an optimal work plan and timing to deliver the updated Life of Mine plan for the AGM. The implementation of the updated Life of Mine plan will require a special majority decision of the Management Committee of the JV partners and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, other possible financing opportunities, the outlook for gold prices, and capital market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction with a subsidiary of Gold Fields Limited ("Gold Fields"), under which Gold Fields obtained a 50% interest in the JV (45% interest in the AGM), in exchange for a $185.0 million contribution by Gold Fields to the JV (the "JV Transaction"). Of this contribution amount, $165.0 million was paid on closing of the transaction, and $20.0 million will be payable by Gold Fields to the Company by no later than December 31, 2019. In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the amount of $163.8 million then outstanding under the Definitive Senior Facilities Agreement, including all outstanding debt principal and accrued interest, and emerged from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a $143.3 million loss associated with the loss of control of its former Ghanaian subsidiaries Asanko Gold Ghana Limited ("AGGL") and Adansi Gold Company Ghana Limited ("Adansi Ghana"). The AIF contains details on the rights and obligations of the participants to the JV.

2.	Highlights and key business developments

Q1 2019 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

Operating highlights of the AGM (on a 100% basis)

  No lost time injuries ("LTI") were reported during the quarter, and the AGM has now achieved over 24 months and more than 12.3 million employee hours worked without a single LTI.

  The AGM produced 60,425 ounces of gold during the three months ended March 31, 2019, in line with the JV’s production guidance for 2019.

  Ore mined during Q1 2019 was 1.51 million tonnes ("Mt"), including 0.39Mt of ore from the Esaase pit, at an average mining grade of 1.4 g/t and a strip ratio of 4.4:1.

  Notice of the JV’s intention to halt mining activities at Akwasiso was initiated during the quarter.

  Achieved steady state levels of commercial production at Esaase in February 2019, with ore mining rates averaging 147,500 tonnes per month ("tpm") over February and March at an average grade of 1.3 g/t.

  Trucking costs for the quarter were elevated as contractors transitioned from road construction activities to ore haulage activities. Effective April 1, 2019, ore haulage contracts were finalized and associated costs are expected to reduce to planned levels of $7.00 to $7.50 per tonne hauled.

  The processing plant delivered another strong milling performance of 1.2Mt, at a plant feed grade of 1.6 g/t.

  Gold recovery was 93%, continuing to exceed design.

  The AGM incurred operating cash costs per ounce1 of $878, total cash costs per ounce1 of $943, all-in sustaining costs per gold ounce1 (or "AISC") of $1,123 and all-in cost per gold ounce (or "AIC") of $1,222/oz in Q1 2019. These costs included a $248/oz impact associated with an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore.

  Though Q1 2019 AISC1 and AIC1 were higher than the 2019 annual cost guidance of $1,040 - $1,060/oz and $1,130 - $1,150/oz, respectively, they correlate closely with the plan for Q1 2019 and the Company reaffirms the 2019 cost and production guidance for the AGM.

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1 See "8. Non-GAAP measures"

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q1 2019 gold sales of 53,421 ounces generating $69.0 million of sales at an average realized gold price of $1,292 per ounce, an increase of $4.8 million from Q1 2018. Revenue for Q1 2019 amounted to $67.0 million and includes by-product sales of $0.2 million and is reported net of $2.2 million of gold sales that were capitalized because they related to pre-production activities at Esaase during January 2019.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $78.9 million in Q1 2019, an increase of $34.0 million from Q1 2018. The increase in production costs was primarily driven by an adjustment to the carrying value of the AGM’s stockpile inventory to reflect the net realizable value of stockpiled ore, a one-time contract termination fee relating to one of the JV’s mining contractors, the introduction of ore trucking from Esaase to the processing facility, as well as higher gold ounces sold. Additionally, depreciation and depletion during Q1 2019 accounted for $10.1 million of the increase in cost of sales, compared to Q1 2018, primarily due to the depletion of mineral interests related to Esaase which commenced commercial operations in February 2019 and depreciation of right-of-use assets resulting from the capitalization of mining contractor leases in accordance with IFRS 16 – Leases ("IFRS16"), see section "11. Critical accounting policies and estimates"

  The AGM’s net loss after tax for the quarter amounted to $14.1 million, compared to net income of $4.7 million in Q1 2018. The reduction in net income was due mainly to lower mine operating earnings in Q1 2019 as discussed above, partially offset by a reduction in deferred income tax expense and interest expense, the latter resulting from the settlement of the Red Kite debt in July 2018.

  The AGM generated EBITDA of $10.1 million for the three months ended March 31, 2019.

  As at March 31, 2019, the JV had unaudited cash of $16.3 million on hand, $7.1 million in receivables from gold sales and $7.1 million in gold on hand.

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q1 2019:

  The Company reported a net loss of $5.3 million in Q1 2019 compared to net income attributable to common shareholders of $2.1 million in Q1 2018. The reduction in net income for Q1 2019 was predominantly the result of the reduction in mine operating earnings of the AGM, resulting in the JV reporting a net loss of $14.1 million, of which the Company recognized its 45% share of $6.4 million. This was partly offset by the recognition of $1.1 million in service fees (net of withholding tax) earned by Asanko as operator of the JV and $2.4 million of finance income relating to the fair value adjustment of the Company’s preferred share investments in the JV.

  Cash used in operating activities in Q1 2019 was $1.6 million, compared to cash provided by operating activities of $19.1 million in Q1 2018. The decrease in cash flows from operating activities was a result of the comparative period including the consolidated results of the AGM, which were deconsolidated effective July 31, 2018.

  Reported Adjusted EBITDA1 of $3.1 million for Q1 2019 compared to $30.9 million in Q1 2018. The decrease in adjusted EBITDA was primarily a result of the higher cash costs incurred by the AGM, as well as a reduction in the Company’s interest in the
  AGM from 100% to 45%. These factors were partly offset by an increase in the AGM’s revenue.

Management Changes

Effective April 1, 2019, Greg McCunn joined the Asanko management team as Chief Executive Officer and Director. Peter Breese, outgoing President and CEO, transitioned to a newly created position of President and Chief Operating Officer reporting to Mr. McCunn, remaining a Director of the Company. Effective April 30, 2019, Andrew Ramcharan, SVP Corporate Development and Investor Relations, left the management team.

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1 See "8. Non-GAAP measures"

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

3.	Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company’s attributable economic interest in the AGM is 45%.

3.1	Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2019 and 2018, unless otherwise noted. For Q1 2019, in order to align the AGM reporting schedule with the JV partner’s corporate schedule, the timing to close was moved to the seventh calendar day prior to the quarter- end. As a result, Q1 2019 had only 83 days of production, instead of the normal 90 days. This is a once-off timing adjustment.

	Three months ended March 31,
	2019	2018
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,505	767
Waste tonnes mined (000 t)	6,584	11,976
Total tonnes mined (000 t)	8,089	12,743
Strip ratio (W:O)	4.4	15.6
Average gold grade mined (g/t)	1.4	1.3
Mining cost ($/t mined)[2]	4.48	3.23

Ore tonnes milled (000 t)	1,224	1,269
Average mill head grade (g/t)	1.6	1.3
Average recovery rate (%)	93%	93%
Processing cost ($/t treated)	11.93	11.17

Gold produced (ounces)	60,425	48,229
Gold sold (ounces)	53,421	48,899

Silver produced (ounces)	9,927	12,122
Silver sold (ounces)	14,010	11,134

Operating cash costs ($ per gold ounce) [1]	878	571
Total cash costs ($ per gold ounce) [1]	943	637
All-in sustaining costs ($ per gold ounce) [1]	1,123	1,226
All-in costs ($ per gold ounce) [1]	1,222	1,317

2 For the three months ended March 31, 2019, mining cost per tonne excludes a provision for a one-time contract termination fee.

___________________________________________
1 See "8. Non-GAAP measures"

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

a)	Health and Safety

There were no LTIs reported during the quarter and the AGM has now achieved over 24 months and more than 12.3 million employee hours worked without a single LTI.

b)	Mining

During the quarter, the AGM sourced ore predominantly from the Nkran, Esaase and Dynamite Hill pits with minor amounts of ore coming from Akwasiso and Nkran Extension. Mining operations at Nkran delivered 0.8Mt of ore at a grade of 1.4 g/t. During the quarter, mining operations focused on the western portion of the Cut 2 pushback at Nkran which is expected to be substantially completed during Q3 2019.

Mining operations at Esaase achieved steady state levels of production in February 2019, and for the quarter mined 0.4Mt of oxide ore at a grade of 1.3 g/t and an operational strip ratio of 2.0:1. Operations at Esaase will continue to focus on mining oxides through Q2 2019 to achieve an optimal fresh to oxide ore blend delivered to the mill. The AGM expects to continue with the development timetable at Esaase with certain key infrastructure projects set to commence in the second quarter.

The mine plan will continue to incorporate all sources of ore available from multiple pits to blend to the mill, enabling the optimization of the various pit extraction rates, management of stockpile balances and the associated operating costs.

Mining cost per tonne for Q1 2019 was $4.48 compared to $3.23 during Q1 2018, an increase of 39%. The higher mining cost per tonne in Q1 2019 was due to inflationary pressures on mining contractor costs, a 5% non-refundable levy on certain goods and services that was introduced by the Ghanaian government on August 1, 2018 and fewer total tonnes mined which had the effect of increasing fixed production costs on a per unit basis.

c)	Processing

The AGM produced 60,425 ounces of gold during the first quarter of 2019 despite this quarter containing seven fewer operating days due to a change in the AGM’s production calendar to bring it into line with that of the JV partner. The processing plant achieved another strong quarterly milling rate with 1.2Mt of ore processed at a grade of 1.6 g/t and metallurgical recovery averaging 93%. The gold feed grade processed through the mill was marginally higher than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing Life of Mine ("LoM") planning.

Metallurgical recovery continued to exceed design as a result of higher-than-design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

d)	Total cash costs, AISC and AIC (for the AGM on a 100% basis)

For the three months ended March 31, 2019, total cash costs per ounce[1] were $943/oz compared to total cash costs per ounce during the three months ended March 31, 2018 of $637/oz. Cash costs were higher in Q1 2019 partly due to the fact that fewer waste tonnes were capitalized to stripping costs, resulting in higher cash costs. In Q1 2018, the AGM was progressing the Eastern portion of Cut 2 at Nkran which resulted in $26.1 million of stripping costs being deferred to mineral properties and excluded from cash costs, compared to only $2.9 million of stripping cost being deferred in Q1 2019. Higher production cost resulted in the recognition of an adjustment to the carrying value of the AGM’s stockpile inventory in order to reflect the net realizable value of stockpiled ore ($248/oz impact), which contributed to the higher total cash cost. Additionally, the higher total cash cost for Q1 2019 was partly due to the 5% non-refundable levy that was introduced by the Ghanaian government on certain goods and services, which came into effect in Q3 2018 (impact of $32/oz for the quarter). Finally, cash costs were also higher due to unusually high trucking rates at Esaase as contractors were transitioning from road construction activities to ore haulage activities. These factors were partially offset by higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis. Trucking costs are expected to normalize effective April 1, 2019 as ore haulage contracts were finalized and associated hauling costs are expected to reduce to planned levels of $7.00 to $7.50 per tonne hauled as contractors pivot from road construction activities to ore haulage activities.

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1 See "8. Non-GAAP measures"

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Relative to Q4 2018, total cash costs per ounce1 were higher in Q1 2019, increasing by 8% from $872 to $943, as a result of the impact of lower gold sales volumes which had the effect of increasing cash production cost on a per-unit basis. This factor was partly offset by lower unit production costs.

For the three months ended March 31, 2019, AlSC1 for the AGM amounted to $1,123/oz compared to Asanko’s AISC1 of $1,226/oz in Q1 2018. No comparative AISC1 metrics were reported for the AGM on a standalone basis in Q1 2018, however, the AISC1 for Asanko in Q1 2018 included corporate G&A costs of $33/oz. Notwithstanding the impact of corporate general and administrative ("G&A") expenses, the decrease in AlSC1 from Q1 2018 to Q1 2019 was predominantly due to a $479/oz reduction in capitalized stripping costs (a substantial portion of the eastern segment of the Cut 2 pushback at Nkran was completed in Q1 2018) and higher gold sales volumes which had the effect of decreasing fixed costs on a per unit basis, partly offset by the previously described higher total cash costs per ounce1 (increase of $306/oz).

Relative to Q4 2018, AlSC1 for Q1 2019 increased by 5%, primarily attributable to the higher total cash cost per ounce ($71/oz higher) and lower gold sales volumes which had the effect of increasing fixed costs on a per unit basis, while capitalized stripping costs (decrease of $74/oz), G&A expenses (decrease of $14/oz) and sustaining capex (decrease of $19/oz) were all lower in Q1 2019.

For the three months ended March 31, 2019, AIC1 was $1,222/oz compared to $1,317/oz in Q1 2018. The lower AIC1 for Q1 2019 was primarily due to higher gold sales volume in Q1 2019, partially offset by higher development capital expenditure associated with the ramp-up at Esaase and higher exploration expense associated with exploratory drilling at Tontokrom.

3.2	Selected financial results of the AGM

The following table is a summary of selected financial information of the AGM for the three months ended March 31, 2019 and 2018.

	Three months ended March 31,
	2019	2018
(in thousands of US dollars)	$	$

Revenue	67,015	64,430
Cost of sales:
Production costs	(51,963)	(28,356)
Depreciation and depletion	(23,507)	(13,364)
Royalties	(3,462)	(3,221)
Income (loss) from mine operations	(11,917)	19,489
Finance expense	(749)	(5,340)
Net income (loss) before tax for the period	(14,116)	13,665
Income tax recovery (expense)	-	(8,941)
Net income (loss) after tax for the period	(14,116)	4,724

Average realized price per gold ounce sold ($)	1,292	1,314
Average London PM fix ($)	1,304	1,329
All-in sustaining margin ($ per gold ounce) [1]	169	88
All-in sustaining margin ($'000) [1]	9,028	4,303

Revenue

Despite Q1 2019 including only 83 days of operating results, in order to align corporate reporting schedules with that of the Company’s JV partner, the AGM sold 53,421 ounces of gold at an average realized gold price of $1,292/oz for total revenue of $67.0 million (including $0.2 million of by-product revenue and net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment ("MPP&E")). During Q1 2018, the AGM sold 48,899 ounces of gold at an average realized gold price of $1,314/oz for total revenue of $64.4 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of higher sales volumes in Q1 2019, partially offset by lower average realized gold prices.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of March 31, 2019, 643,932 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2018 – 590,511 ounces).

Production costs

During Q1 2019, the AGM incurred production costs of $52.0 million, compared to $28.4 million in Q1 2018. Production costs were higher due to higher total cash costs per ounce1 and higher sales volumes in Q1 2019. Additionally, in Q1 2019, the JV provided for a one-time contract termination fee relating to one of the JV’s mining contractors. For a discussion of production unit costs incurred during the period see section "3.1. d Cash costs and AISC" above.

Production costs for Q1 2019 were reported net of stripping costs of $2.9 million (Q1 2018 – $26.1 million). Stripping costs are deferred to mineral properties in accordance with the AGM’s accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM’s Esaase concession is also subject to a 0.5% net smelter return payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $3.5 million in Q1 2019 (Q1 2018 – $3.2 million). Royalty expense was higher in Q1 2019 due to higher earned revenues, as well as the commencement of commercial operations at Esaase, partly offset by the impact of lower production from Akwasiso.

Depletion and depreciation

Depreciation and depletion expense for Q1 2019 amounted to $23.5 million, including $10.3 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.5Mt of ore mined during the quarter. This compares to depreciation and depletion of $13.4 million for Q1 2018, which included $2.5 million of depletion associated with previously capitalized deferred stripping costs and was based on 0.8Mt of ore mined during the comparative period. Depreciation and depletion expense therefore increased from Q1 2018 due to more ore tonnes mined, while the carrying value of Esaase mineral interests was added to the depreciable cost base of producing mineral properties during the quarter. These factors were partly offset by a lower depreciable asset cost base resulting from the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018.

Finance expense

Finance expense during the three months ended March 31, 2019 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt including capitalized interest concurrent with the completion of the JV Transaction on July 31, 2018.

Income tax expense

The AGM recorded a deferred income tax expense of $nil in Q1 2019, compared to a deferred income tax expense of $8.9 million in Q1 2018. The lower deferred tax expense for Q1 2019 was due to the loss recognized on the JV Transaction (recorded in Q3 2018) which had the impact of reducing the accounting basis of mineral properties, plant and equipment resulting in a reduction of the taxable temporary difference between tax and accounting asset bases. The AGM has not recognized deferred tax assets relating to tax loss carry forwards as it is not currently considered probable that these losses will be utilized prior to their expiry (5-year expiry from the date incurred).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

3.3	Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
AGM 100% Basis	2019	2018
Cash provided by (used in):
Operating activities	8,820	20,094
Investing activities	(9,885)	(24,569)
Financing activities	(4,136)	(3,402)
Impact of foreign exchange on cash and cash equivalents	(122)	239
Decrease in cash and cash equivalents during the period	(5,323)	(7,638)
Cash and cash equivalents, beginning of period	21,648	22,045
Cash and cash equivalents, end of period	16,325	14,407

Cash flows from operating activities

During Q1 2019, the AGM generated cash flows from operations of $8.8 million, being cash inflows before working capital changes of $10.5 million and outflows from non-cash working capital of $1.7 million. Cash outflows of $1.7 million from non-cash working capital were primarily the result of an $7.3 million increase in receivables and VAT receivable and $5.5 million increase in inventories. These factors were partially offset by a $9.9 million increase in accounts payable and accruals and $1.2 million decrease in prepaid expenses.

The decrease in operating cash flows in Q1 2019 compared to Q1 2018 as demonstrated in the table above was primarily a result of lower mine operating income, partially offset by a reduction in non-cash working capital outflows relating to an increase in accounts payable and accruals and decrease in inventories.

Cash used in investing activities

During Q1 2019, the AGM invested $9.9 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $2.9 million relating to capitalization of deferred stripping costs; $6.5 million on development capital, comprised partly of $1.9 million on development and bulk sampling activities for Esaase and construction of an interim haul road, and $0.9 million on the secondary crushing infrastructure; and $0.4 million on sustaining capital, primarily related to raising the height of the tailings storage facility.

The decrease in cash flows invested in mineral properties, plant and equipment from Q1 2018 to Q1 2019 was primarily due to a decrease in capitalized stripping costs ($23.2 million decrease) partly offset by higher development capital expenditure related to pre-production activities at Esaase.

Cash used in financing activities

During Q1 2019, the $4.1M cash used in financing activities related primarily to the change in presentation of a portion of payments made to the JV’s mining contractor which, commencing with the adoption of IFRS 16 on January 1, 2019, is required to be presented within financing activities as principal and interest payments associated with the leases contained within the JV’s mining contractor services agreements. See section "11. Critical accounting policies and estimates". In Q1 2018, cash outflows from financing activities were predominantly related to interest and withholding taxes paid on the AGM’s former debt facility.

Liquidity position

As at March 31, 2019, the JV held cash and cash equivalents of $16.3 million, $7.1 million in receivables from gold sales and $7.1 million in gold on hand (December 31, 2018 – $21.6 million in cash and cash equivalents and $4.3 million in receivables from gold sales). The Company does not control these funds. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources."

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

3.4	Development and exploration update

The following discussion relates to the AGM’s current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV’s land package.

a)	Development of the Esaase Deposit

The Esaase deposit is currently being mined using open pit contractor mining. Mining activities are initially focused on mining oxides to expose the deposit, before moving into more competent rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko received an amended Environmental Permit in June 2018 that allows the trucking of ore from Esaase.

This amended Environmental Permit allows the AGM to commence mining operations and trucking ore to the processing facility pending a possible investment decision by the JV’s Management Committee regarding an alternative long-term development and ore transportation solution for Esaase such as an overland conveyor.

During Q1 2019, the temporary haul road to connect the Esaase pit to the existing haul road network was commissioned. The current mining operation, which commenced at the end of January 2019, is focused on mining the surface oxides of the deposit. Mining is restricted to day shift only and the material is being trucked to the processing facility via the newly commissioned haul road. Esaase oxide ore currently makes up approximately 25% of the mill feed and it is expected that these mining rates will continue for the foreseeable future.

b)	Ongoing work associated with updating the Life of Mine Plan

Prior to and subsequent to the conclusion of the JV Transaction in July 2018, the Company's technical team, together with input from Gold Fields’ technical team, has been systematically conducting work to both update the Life of Mine plan as well as contemplating options to expand the AGM through various organic growth projects and future exploration potential of the highly prospective Southern Camp tenements. A number of development scenarios are currently being assessed for the long-term development of the Esaase deposit. The JV partners are currently considering an optimal work plan and timing to deliver the updated Life of Mine plan for the AGM. The implementation of the updated Life of Mine plan will require a special majority decision of the Management Committee of the JV partners (see "Gold Fields Transaction") and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, financing opportunities, the outlook for gold prices, and capital market conditions.

Technical work completed to-date and during the period includes:

1.	a detailed re-investigation of the controls to mineralization within the Esaase deposit has also been initiated. This work at Esaase involved:

	(i)	drilling of an additional 4,900m of RC drilling (84 new RC holes) to more accurately delineate the surface oxide potential. All samples were sent to an external laboratory for fire assay analysis;

(ii)

re-logging of 43,000m (163 holes) of historical diamond drilling to improve the structural and lithological interpretation of the controls to mineralization, including the development of new wireframes, and

	(iii)	reviewing the geostatistical modelling methodologies best suited to Esaase.

2.	a detailed review of the geotechnical, hydrogeological and metallurgical design parameters for all deposits; and

3.

review of capital and operating costs, including the optimal ore transportation solution linking Esaase to the central processing facility at Obotan, in order to take into account inflation, scope and commodity price changes.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

c)	Mining Geology

During Q1 2019, mining geology continued to focus on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent modelling, in order to guide mining in achieving planned production targets. Grade control drilling for Q1 2019 recorded a total of 26,316m from 962 holes using two reverse circulation (RC) rigs.

RC drilling for the Esaase pit included 10,431m from 397 holes. All geological related activities have been implemented within the Esaase pit.

Validation and continuous improvement of the resource, reserve and grade control modelling remains a focus of the technical team.

d)	Exploration

The JV holds a major land package of 21,300 hectares on the Asankragwa Gold Belt. In 2017, the Company undertook a prospectivity analysis assessing the potential of identified exploration targets based on structural architecture, geochemistry, geological mapping and topography. An exploration strategy was developed, in collaboration with our JV partner, to test high priority targets in order to seek to replace mining depletion with resources near existing mining operations and infrastructure as well as test potential new discoveries. In 2019, the JV plans to spend $8 million on exploration including approximately 10,000m of drilling as well as additional geochemistry, ground geophysics, field mapping and trenching work.

Exploration activities for Q1 2019 included the following:

	i)	Esaase

Exploration activities at the Esaase deposit focused on the geological and statistical modelling of the Esaase data as an input into WhittleTM designs for the purpose of mine planning.

	ii)	Tontokrom Target

The Tontokrom target is located on the Miradani Mining Lease, which covers an area of 14.3km2 and is approximately 10km south of the AGM processing plant, along the northeast southwest Asankrangwa structural corridor, which hosts all nine of the AGM’s gold deposits.

The area is highly prospective and the site of major historic small scale and alluvial mining operations. Multiple historical geochemical anomalies are coincident with the target, and primary and secondary structures known to control mineralization in the belt have been interpreted from the airborne VTEM and magnetic surveys and extensively mapped on the ground.

The Tontokrom target has not been previously drill tested. The area has been subjected to small scale mining activities for over 25 years, which have excavated a small pit over a portion of the target measuring 320m long by 150m wide and is estimated to be approximately 30m deep from the current land surface.

A Phase 1 drill program was designed to test the approximately 320m strike length of the existing pit. The 3,140m program consisted of 12 holes pre-collared to various depths with reverse circulation (“RC”) drills and completed with HQ diamond drilling. Of the 12 holes completed in the program, nine were drilled to their intended depth and three were abandoned due to poor down-hole conditions before reaching their intended targets. Sample results have been received for all drill holes and highlights of the drilling intersects include:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Hole ID	From metre	To metre	Intercept*
TTPC19-001	128	141	13m @ 2.62 g/t
TTPC19-001	162	173	11m @ 1.00 g/t
TTPC19-002	64	85	21m @ 0.94 g/t
TTPC19-002	91	107	16m @ 1.73 g/t
TTPC19-002	136	178	42m @ 2.63 g/t
TTPC19-002	156	178	22m @ 1.24 g/t
TTPC19-002	189	228	39m @ 1.82 g/t
TTPC19-004	199	211	12m @ 1.45 g/t
TTPC19-005A	342	382	40.7m @ 1.12 g/t
TTPC19-006A	181	204	23m @ 1.04 g/t
TTPC19-006A	242	276	34m @ 2.23 g/t
TTPC19-006A	281	297	16.4m @ 2.38 g/t
TTPC19-008	90	122	32m @ 1.46 g/t
TTPC19-008	185	259	74m @ 1.93 g/t
TTPC19-009	80	94	14m @ 1.14 g/t
TTPC19-009	99	156	57m @ 2.96 g/t
TTPC19-010	191	235	44m @ 1.72 g/t

*Note: The above mineralized intercepts were reported by the Company on April 30, 2019 and were calculated using a 0.3 g/t cut-off, which is lower than a 0.5 g/t cut-off originally used in the Company's news release dated April 8, 2019. The lower cut-off provides a better fit between calculated intervals and the geological interpretations compiled to date.

The above drilling results are encouraging, with economic intercepts being encountered in eight of the nine drill holes that reached their intended targets. Significant intercepts encountered in TTPC19-006A, drilled furthest to the southwest, indicate that mineralization is open along strike. The Phase 1 drilling program has now been expanded to include six additional holes to test the continuity of mineralization a further 250m along strike to the southwest. This program is expected to commence imminently..

iii)	Fromenda Target

A second drill program has been designed to drill test the Fromenda Target, which is located approximately 10kms further southwest of the Tontokrom Target along the same highly prospective Fromenda Shear Zone Corridor.

The target was historically drill tested by predecessor owner PMI Ventures Ltd. (PMI Gold Corporation Pty Ltd.) in 2003 and 2004 producing significant exploration results that warrant a new round of drilling. The program is expected to drill approximately 5,000m of RC and DD focusing on confirming historic mineralization and stepping out along strike and to depth.

4.	Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended March 31, 2019 and 2018. Note that the table below and subsequent discussion includes 100% of the results for the AGM for the three months ended March 31, 2018, being the period during which the Company controlled the AGM. For the three months ended March 31, 2019, the Company has recognized its share of the net loss of the JV. As a result, the majority of the variances in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction. For a more meaningful discussion on variations associated with the AGM’s results, see section "3.2 Selected financial results of the AGM". Those variances not affected by the deconsolidation of the AGM are discussed in further detail following the table.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
(in thousands of US dollars, except per share amounts)	$	$

Revenue	-	64,430
Cost of sales:
Production costs	-	(28,350)
Depreciation and depletion	-	(13,364)
Royalties	-	(3,221)
Total cost of sales	-	(44,935)
Income from mine operations	-	19,495
Share of net loss related to joint venture	(6,352)	-
Service fee earned as operators of joint venture	1,126	-
Exploration and evaluation expenditures	-	(125)
General and administrative expenses	(2,805)	(2,310)
Income (loss) from operations	(8,031)	17,060
Finance income	2,749	146
Finance expense	-	(5,343)
Foreign exchange gain (loss)	(32)	46
Income (loss) before income taxes	(5,314)	11,909
Current income tax expense	-	(197)
Deferred income tax expense	-	(8,922)
Net income (loss) and comprehensive income (loss) for the period	(5,314)	2,790
Net income (loss) attributable to:
Common shareholders of the Company	(5,314)	2,109
Non-controlling interest	-	681
	(5,314)	2,790
Earnings (loss) per share attributable to common shareholders:
Basic	(0.02)	0.01
Diluted	(0.02)	0.01
Weighted average number of shares outstanding:
Basic	225,804,614	203,449,957
Diluted	225,804,614	203,449,957

Share of net loss related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized its 45% proportionate share of the net loss of the JV of $6.4 million for Q1 2019.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.0 million. For the three months ended March 31, 2019, the Company earned a gross service fee of $1.5 million, less withholding taxes of $0.4 million payable in Ghana.

General and administrative expenses

	Three months ended March 31,
	2019	2018
	$	$
Wages, benefits and consulting	(1,968)	(1,189)
Office, rent and administration	(262)	(208)
Professional and legal	(19)	(449)
Share-based payments	(267)	(214)
Travel, marketing, investor relations and regulatory	(275)	(238)
Other	(14)	(12)
Total G&A expense	(2,805)	(2,310)

G&A expenses include, but are not limited to, those expenses incurred in order to earn the service fee as operator of the JV. G&A expenses in Q1 2019 were $0.5 million higher than Q1 2018, even though G&A expenses in Q1 2018 did not include the results of the AGM for the quarter. In particular, there were higher salaries and consulting costs ($0.8 million increase) which were partially offset by lower professional and legal costs ($0.4 million decrease). The lower wages, benefits and consulting in Q1 2018 reflected a reduction in the provision for incentive compensation during that comparative period.

Finance income

Finance income includes interest earned on cash balances and changes in the fair value and amortized cost of the Company’s preferred share investments in the JV. For the three months ended March 31, 2019, the Company recognized income of $2.6 million on changes in the carrying values of the Company’s preferred share investments in the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

5.	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters.

	2019	2018				2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$	$
Revenue	-	-	30,665	66,823	64,430	62,767	63,714	60,191	69,531
Total cost of sales	-	-	(33,373)	(50,740)	(44,935)	(47,636)	(45,814)	(45,735)	(54,406)
Income (loss) from mine operations	-	-	(2,708)	16,083	19,495	15,131	17,900	14,456	15,125
Share of net earnings (loss) related to joint venture	(6,352)	(1,306)	256	-	-	-	-	-	-
Service fee earned as operators of joint venture	1,126	1,117	775	-	-	-	-	-	-
Exploration and evaluation expenditures	-	-	(419)	(1,789)	(125)	(1,587)	(197)	(80)	(186)
General and administrative expenses	(2,805)	(3,200)	(2,904)	(3,246)	(2,310)	(3,143)	(3,259)	(3,388)	(2,800)
Income (loss) from operations	(8,031)	(3,389)	(5,000)	11,048	17,060	10,401	14,444	10,988	12,139
Recovery (loss) due to loss of control of subsidiaries	-	-	1,293	(144,554)	-	-	-	-	-
Other income (expenses)	2,717	2,514	2,603	(5,128)	(5,151)	(2,881)	(5,767)	(4,354)	(4,582)
Income tax (expense) recovery	-	8	(121)	(3,277)	(9,119)	(15,028)	(3,671)	(5,479)	103
Net income (loss) for the period	(5,314)	(867)	(1,225)	(141,911)	2,790	(7,508)	5,006	1,155	7,660
Basic and diluted income (loss) per share	($0.02)	$0.00	($0.00)	($0.63)	$0.01	($0.03)	$0.02	$0.00	$0.04

Since the commencement of commercial production at the Obotan project effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

For periods prior to Q3 2018, other income (expense) included interest expense of the Company’s long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 2019, other income included fair value adjustments on the Company’s preferred share investments in the JV.

The Company also recognized a $7.1 million write-down of a deferred stripping asset in Q4 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

6.	Outlook

2019 Guidance for the Asanko Gold Mine (100% basis)

In 2019, the AGM is targeting 225,000 – 245,000 ounces of gold at AISC1 of $1,040 – $1,060/oz and All-In Costs ("AIC") of $1,130 – $1,150/oz.

The AGM’s AISC includes the recently commenced Esaase trucking operation and the impact of the 5% non-refundable levy on goods and services that attract VAT in Ghana (effective from August 1, 2018).

Total capital expenditure for 2019 is forecast to be $25 million. Sustaining capex is estimated at $9 million and includes a tailings dam lift. Development capital is $16 million, mainly for the development of Esaase and includes the commencement of a village relocation and the installation of two water treatment plants.

In addition, $8 million is budgeted for exploration, mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

During the month of April 2019, the AGM experienced higher-than-usual power outages as upgrades were being made to the electrical grid infrastructure by the Ghana Grid Company Limited, however, the Company reaffirms the AGM’s forecasted 2019 production and AISC guidance, as well as AIC guidance for 2019 (all on a 100% basis):

2018 Guidance	FY 2018 (Actual)	FY 2019 (Forecast)	Q1 2019 (Actual)
Gold Production (oz)	223,152	225,000 – 245,000	60,425
AISC[1] ($/oz)	1,072	1,040 – 1,060	1,123
AIC[1] ($/oz)	n/a	1,130 – 1,150	1,222

Corporate costs for Asanko Gold Inc. are expected to be $12 million for 2019 which are partially funded by the management fee of $6 million per year (before withholding taxes) paid to Asanko Gold Inc. as a management fee for operating the JV.

_____________________________________________
1 See "8. Non-GAAP measures"

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

7.	Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company’s strategic plans, as well as those of the JV in accordance with the JV agreement. The Company aims to manage the JV in such a manner to generate positive cash flows from the AGM’s operating activities in order to fund its operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that the 2019 and 2018 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	March 31, 2019	December 31, 2018	December 31, 2017
	$	$	$

Cash and cash equivalents	8,823	10,358	49,330
Other current assets	789	2,744	44,550
Non-current assets	295,719	299,513	614,905
Total assets[3]	305,331	312,615	708,785
Current liabilities (excluding current portion of long-term debt)	1,560	3,473	47,916
Non-current liabilities (excluding long-term debt)	99	300	72,571
Debt[3]	-	-	155,691
Total liabilities[3]	1,659	3,773	276,178
Working capital [4]	8,052	9,629	45,964
Common shareholders' equity[3]	303,672	308,842	431,867
Non-controlling interest	-	-	740
Total equity	303,672	308,842	432,607
Total common shares outstanding	225,804,614	225,804,614	203,449,957
Total options outstanding	13,887,427	13,482,427	12,578,625
Total warrants outstanding	-	-	4,000,000
Key financial ratios
Current ratio	6.16	3.77	1.96
Total liabilities to common shareholders' equity	0.01	0.01	0.64
Debt-to-total capitalization	0.00	0.00	0.18

3 For purposes of calculating key financial ratios, the amounts presented as at December 31, 2017 include 100% of the consolidated results of the AGM. As at March 31, 2019 and December 31, 2018, the amounts presented above include only those balances of the Company's consolidated subsidiaries and exclude the assets and liabilities of the JV.
4 Current assets less current liabilities (excluding current portion of long-term debt).

The Company held cash and cash equivalents of $8.8 million and $0.5 million in receivables as at March 31, 2019. In addition, the Company is entitled to receive a further $20.0 million payment associated with the JV Transaction, which is payable by Gold Fields by no later than December 31, 2019.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.4 EBITDA and Adjusted EBITDA". However, given the Company’s cash balance, ongoing service fee receipts from the JV, and the beforementioned additional $20.0 million contribution receivable in connection with the JV Transaction, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) for at least the next 12 months.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.01 as at March 31, 2019.

Commitments

The following table summarizes the Company’s contractual obligations as at March 31, 2019 and December 31, 2018. Note the following table excludes commitments and liabilities of the JV for both periods presented.

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	March 31, 2019	December 31, 2018
Accounts payable and accrued liabilities	1,332	-	-	-	1,332	3,232
Long-term incentive plan (cash-settled awards)	228	99	-	-	327	541
Corporate operating leases	162	51	-	-	213	202
Total	1,722	150	-	-	1,872	3,975

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
	2019	2018
Cash provided by (used in):
Operating activities	(1,575)	19,086
Investing activities	38	(26,534)
Financing activities	-	(3,402)
Impact of foreign exchange on cash and cash equivalents	2	85
Increase (decrease) in cash and cash equivalents during the period	(1,535)	(10,765)
Cash and cash equivalents, beginning of period	10,358	49,330
Cash and cash equivalents end of period	8,823	38,565

a)	Cash provided by operating activities

During Q1 2019, the Company utilized cash flows from operations of $1.6 million, net of changes in working capital of $0.1 million (Q1 2018 – operating cash flows generated of $19.1 million, consisting of cash inflows before working capital changes of $30.5 million and outflows from non-cash working capital of $11.4 million). In Q1 2019, cash outflows of $0.1 million from non-cash working capital were primarily the result of a $2.0 million decrease in accounts payable and accruals and $0.1 million decrease in prepaid expenses, partially offset by a $2.0 million decrease in receivables.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

Cash flows from operations were lower in Q1 2019 compared to Q1 2018 due to the deconsolidation of the AGM as a result of the closing of the JV Transaction, which took effect as of July 31, 2018. Accordingly, the consolidated cash flows for Q1 2018 include 100% of the cash flows of the AGM and so are not to that extent comparable to the current period.

b)	Cash from (used in) investing activities

During Q1 2019, the Company generated $38,000 in investing activities, compared to Q1 2018 where the Company utilized $26.5 million. The reduction in investing activities reflect the fact that the cash flows do not include the results of the AGM in Q1 2019. Cash generated by investing activities during Q1 2019 primarily related to interest earned on cash and cash equivalent balances.

c)	Cash used in financing activities

During Q1 2019, there were nil amounts of cash used in financing activities, compared to Q1 2018 where the Company utilized $3.4 million in cash principally in interest and withholding taxes on the Company’s former debt facility.

8.	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1	Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures) as presented in the notes to the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
(in thousands of US dollars, except per ounce amounts)	$	$
Total production costs [5]	47,205	28,350
Share-based payment expense included in production costs	(63)	(231)
By-product revenue	(218)	(188)
Total operating cash costs	46,924	27,931
Royalties and production taxes	3,462	3,221
Total cash costs	50,386	31,152
Gold ounces sold	53,421	48,899
Operating cash costs per gold ounce sold ($/ounce)	878	571
Total cash costs per gold ounce sold ($/ounce)	943	637

5 Total production costs exclude a provision for a one-time contract termination fee.

8.2	All-in sustaining costs per gold ounce

In June 2013, the World Gold Council ("WGC"), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures), as presented in the notes to the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	50,386	31,152
General and administrative expenses - JV	1,402	2,085
Sustaining capital expenditures	433	428
Sustaining capitalized stripping costs	2,920	26,074
Reclamation cost accretion	218	215
Sustaining lease payments	4,652	-
All-in sustaining cost	60,011	59,954
Gold ounces sold	53,421	48,899
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,123	1,226
Average realized price per gold ounce sold ($/ounce)	1,292	1,314
All-in sustaining margin ($/ounce)	169	88
All-in sustaining margin	9,028	4,299

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $16,000 for Q1 2019 (Q1 2018 – $0.2 million).

For the three months ended March 31, 2019, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.4 million and excludes non-cash share-based compensation expense of $0.3 million. The Company’s attributable gold ounces sold during this period was 24,039, resulting in the Company’s all-in sustaining cost being $58/oz higher relative to the AGM’s all-in sustaining cost as presented in the above table.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018.

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM as the Company controlled the AGM in the prior period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
	$	$
Investing cash flows of the AGM	9,885	26,668
Less:
Sustaining capitalized stripping costs	(2,920)	(26,074)
Non-sustaining capital expenditures	(4,705)	(4,329)
Change in AP related to capital expenditures not included in AISC	(1,889)	4,163
Interest income received	62	-
Total sustaining capital expenditures	433	428

The majority of the non-sustaining capital expenditures during Q1 2019 related to development, permitting and bulk sampling activities for Esaase, construction of a haul road and commissioning of secondary crushers.

8.3	All-in costs per gold ounce

The Company has adopted the reporting of "all-in cost per gold ounce" ("AIC"), which is a non-GAAP performance measure. The objective of AIC is to provide investors with an additional comparable metric to evaluate as close as possible the full cost of producing and selling an ounce of gold. The methodology for calculating all-in cost per ounce was developed internally and follows the guidance set forth by the WGC. The Company believes that the AIC metric provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production, and the exploration, growth and development of non-producing properties from the generation of operating cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate AIC differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of AIC of the AGM on a 100% basis, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018.

	Three months ended March 31,
	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$
Total all-in sustaining costs (as reconciled above)	60,011	59,954
Non-sustaining capital expenditures	4,705	4,329
Exploration and evaluation expenditures	539	125
All-in cost	65,255	64,408
Gold ounces sold	53,421	48,899
All-in cost per gold ounce sold ($/ounce) - JV	1,222	1,317
Average realized price per gold ounce sold ($/ounce)	1,292	1,314
All-in margin ($/ounce)	70	(3)
All-in margin	3,765	(155)

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM as the Company controlled the AGM in the prior period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

	Three months ended March 31,
	2019	2018
	$	$
Investing cash flows of the AGM	9,885	26,668
Less:
Capitalized sustaining stripping costs	(2,920)	(26,074)
Sustaining capital expenditures	(433)	(428)
Change in AP related to capital expenditures not included in AIC	(1,889)	4,163
Interest income received	62	-
Total non-sustaining capital expenditures	4,705	4,329

8.4	EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and included the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 and 2018. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
	2019	2018
(in thousands of US dollars )	$	$
Net income (loss) for the period	(5,314)	2,790
Add back:
Depreciation and depletion	14	13,375
Finance expense	-	5,343
Finance income	(2,749)	(146)
Current income tax expense	-	197
Deferred income tax expense	-	8,922
EBITDA	(8,049)	30,481
Add back:
Non-cash share based compensation	267	463
Share of net loss related to JV	6,352	n/a
Asanko's attributable interest in JV EBITDA	4,535	n/a
Adjusted EBITDA	3,105	30,944

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

The following table reconciles the JV’s EBITDA for the three months ended March 31, 2019 to the results of the JV as disclosed in note 6 to the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018:

Three months ended
March 31, 2019
(in thousands of US dollars)	$
JV net loss for the period	(14,116)
Add back:
JV Depreciation and depletion	23,507
JV Finance income	(62)
JV Finance expense	749
JV EBITDA for the period	10,078
Asanko's attributable interest in JV EBITDA for the period	4,535

While the above figure reflects an estimate of the Company’s "attributable interest" in EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 million by the end of 2019 at latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

9.	Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 13,887,427 share purchase options outstanding (with exercise prices ranging between C$0.89 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 239,692,041.

10.	Related party transactions

As at March 31, 2019, the Company’s related parties are its subsidiaries, joint venture partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2019, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at March 31, 2019, the Company had a $0.4 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV (December 31, 2018 – $2.3 million).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

11.	Critical accounting policies and estimates

11.1	Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018. Additionally, there were no new judgments and estimates applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2019.

11.2	Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted January 1, 2019

The Company adopted the following new IFRS standards effective January 1, 2019. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Leases

In January 2016, the IASB issued IFRS 16 which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the Company’s equity pick-up from the AGM JV. The JV recognized a right-of-use assets and lease liabilities at January 1, 2019 relating to the JV’s mining contractor agreements. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments were capitalized as a lease and resulted in a change in their previous presentation as production costs. Rather, the JV has recognized a depreciation charge for the right-of-use assets and interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Rather, IFRS 16 was applied only to contracts entered into (or changed) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three months ended March 31, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

12.	Risks and uncertainties

12.1	Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s most recently filed Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Annual Information Form for the year ended December 31, 2018 nor has the Company’s mitigation of those risks changed significantly during the three months ended March 31, 2019. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

13.	Internal control

13.1	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of March 31, 2019, such disclosure controls and procedures were effective.

13.2	Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the

Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2019, the Company’s internal control over financial reporting was effective.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.3	Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.	Qualified person

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this MD&A.

15.	Cautionary statements

15.1	Cautionary statement on forward-looking information

This MD&A may contain "forward-looking statements" which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect", "budget", or variations of such words and phrases or state that certain act ions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of the AGM; potential disagreements under our JVA with Gold Fields; our ability to obtain additional debt or equity financing when required; actual results of current exploration activities; unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations; and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2	Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probably mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 and 2018

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.